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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-67081

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Jan 1, 2021 (MM/DD/YY) AND ENDING Dec 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Courtlandt Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18218 McDurmott, Suite A
(No. and Street)

Irvine, CA. 92614
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Cruz 949–251-6901 mcruz@courtlandtgroup.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DylanFloyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

20909 Judah Lane, Newhall, CA. 91321
(Address) (City) (State) (Zip Code)

3/1/2016 6235
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cruz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Courtlandt Securities Corp., as of February 18, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGEL JIMENEZ
COMM. # 2323928
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES MAR. 12, 2024

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 18 day of February, 2022 by Michael Cruz
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature] (seal)

[signature]
Notary Public

Signature: [signature]

Title: President and CEO

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Courtlandt Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Courtlandt Securities Corporation as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Courtlandt Securities Corporation as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Courtlandt Securities Corporation. My responsibility is to express an opinion on Courtlandt Securities Corporation financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Courtlandt Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedule I has been subjected to audit procedures performed in conjunction with the audit Courtlandt Securities Corporation's financial statements. The supplemental information is the responsibility of Courtlandt Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting
Newhall, California
February 18, 2022

I have served as the Company's auditor since 2022.

Courtlandt Securities Corporation
Statement of Financial Condition
December 31, 2021

Assets

Cash		$ 188,642
Accounts Receivable		293,775
Other Assets		330
Total Assets		$ 482,747

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable		$ 184,415
Total Liabilities		184,415
Shareholder's Equity		
Common stock, $10 par value, 100,000 shares authorized; 1,000 shares outstan	$ 10,000	
Paid in capital	357,866	
Retained (deficit)	(69,534)	
Total Shareholder's Equity		298,332
Total Liabilities and Shareholder's Equity		$ 482,747

See Accompanying Notes to Financial Statement

Note 1 - Organization and Nature of Business

Courtlandt Securities Corporation (the Company) is a California corporation incorporated on June 7, 2005 and approved by the NASD in February 2006. The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

Note 2 – Significant Accounting Policies

.

Basis of Presentation – The Company is currently approved to conduct several types of businesses. At this time, the Company does not conduct any introductory business and does not have a Clearing Agreement. The Company does not hold customer funds and/or securities. The Company is licensed to conduct the following types of business as a securities broker-dealer, which includes several classes of services, including:

- Mutual fund retailer by application only;
- Broker selling variable life insurance or annuities;
- Solicitor of time deposits in a financial institution;
- Real estate syndicator on a best efforts basis only;
- Broker selling oil and gas interests;
- Broker selling tax shelters or limited partnerships in primary distributions on a best efforts basis only;
- Broker selling non-traded public REITs, on a best efforts basis only; and
- Private placements of securities including tenancy-in-common exchanges, on a best efforts basis.

During the period, the Company did not hold any customer funds or securities, and during the audit period, from January 1, 2021 to February __, 2022, the Company operated in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAIB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – In May 2014, the FASB issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" (Topic 606) that superseded prior revenue recognition guidance, including most industry-specific guidance. Based upon the income reported, the Company's Commissions are earned from the sale of mutual funds, investment company shares and direct participation programs. Direct participation programs represent the major portion of the business, while Other Fees, including Marketing & Due Diligence fees represent the second largest portion. Mutual fund trailers comprise a small portion of the business. For all income categories, Courtlandt Securities Corp. ("CSC", or "the Company") considers revenue to be generated when the BD satisfies a performance obligation, as confirmed by the corresponding Sponsor or Issuer. Revenue is considered earned when a) Evidence of an arrangement exists; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Income Taxes

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxes under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

Note 4 – Recent Accounting Pronouncements - ASU 2016.2 Operating Leases

In February, 2016, the FASB issued ASU 2016-02, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not party to any lease agreements, therefore, this is not applicable to the Company in the current year.

Note 5 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 18, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.